210, 1167 Kensington Cr. N.W Calgary, Alberta Canada T2N 1X7

For Immediate Release
Oncolytics Biotech® Inc. Reports Highlights and Financial Results for 2008

CALGARY, AB, March 4, 2009 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today reported its financial results for the year ended December 31, 2008.

“In 2008, we selected our first pivotal program for REOLYSIN®,” said Dr. Brad Thompson, President and CEO of Oncolytics.  “The selection of head and neck cancers was supported by interim results reported in our US and UK clinical studies, and the successful development of a manufacturing process capable of supplying REOLYSIN for large clinical studies.”

Selected Highlights:

Clinical Trial Results

•
Announced positive interim results from our Phase I/II UK combination REOLYSIN and carboplatin/paclitaxel trial. Of 14 patients evaluable for response, four had partial responses and five patients had stable disease.  Of note, all partial responses and 4/5 stable diseases were in head and neck disease;

•
Announced positive interim results from our UK combination REOLYSIN and docetaxel trial.  Of the 11 patients evaluable for response, five had partial or minor responses, and six patients had stable disease; and

•
Exceeded the primary statistical endpoint in our US multicentre, Phase 2 clinical trial to evaluate the intravenous administration of REOLYSIN in patients with various sarcomas that had metastasized to the lung.  We reported that of 33 patients evaluable for response, five had stable disease for more than six months, and an additional 10 patients had stable disease ranging from 3-6 cycles (cycle = 28 days).

Clinical Trial Progress

•	Selection of first pivotal program using REOLYSIN in combination with paclitaxel and carboplatin for patients with platinum-failed head & neck cancers;
•	Start of patient enrolment in five new trials:
o	NCI-sponsored Phase I/II systemic and peritoneal administration trial in patients with ovarian, peritoneal and fallopian tube cancers;
o	NCI-sponsored Phase II systemic administration trial in patients with metastatic melanoma;
o	UK Phase II REOLYSIN/paclitaxel/carboplatin trial for patients with refractory head and neck cancers;
o	US Phase II REOLYSIN/paclitaxel/carboplatin trial for patients with refractory head and neck cancers;
o	UK Phase I REOLYSIN/cyclophosphamide trial;

•	Approval for a US Phase II REOLYSIN/paclitaxel/carboplatin trial for Non-Small Cell Lung Cancer patients with K-RAS or EGFR-activated tumours;

•	Completion of patient enrolment in two trials:
o	UK Phase II local administration REOLYSIN and radiation trial for patients with various advanced cancers, including head & neck;
o	UK REOLYSIN and docetaxel clinical trial;

•	In early 2009, start of patient enrolment in a University of Leeds-sponsored translational clinical trial examining REOLYSIN in patients with metastatic colorectal cancer; and

•
In early 2009, Oncolytics and the Cancer Therapy & Research Center at The University of Texas Health Science Center in San Antonio, (CTRC at UTHSCSA) announced a broad preclinical and clinical collaboration involving up to five, open-label, Phase II studies exploring the use of REOLYSIN in combination with chemotherapy for various cancer indications.

Manufacturing

•	Successfully transferred cGMP manufacturing process for REOLYSIN at the 40L scale and completed initial scale up of manufacturing process for REOLYSIN to commercial scale.

Financial and Intellectual Property

•	In December, Oncolytics closed a public offering that added a net $3.4 million to Oncolytics’ financial reserves, bringing the total to $13.3 million in cash and equivalents at December 31, 2008; and,
•	Secured five U.S. and three Canadian patents in 2008. Currently more than 200 patents have been issued worldwide, including 31 US and 9 Canadian.

“We are greatly encouraged by the clinical results we are seeing in our clinical trials, and by the continued enthusiasm displayed by our collaborators,” said Dr. Thompson.  “We look forward to taking REOLYSIN into to the final stages of development in 2009.”

Oncolytics Biotech Inc.

CONSOLIDATED BALANCE SHEETS

As at December 31

	$2008	$2007
ASSETS
Current
Cash and cash equivalents	7,429,895	6,715,096
Short-term investments	5,846,634	18,498,733
Accounts receivable	86,322	80,085
Prepaid expenses	179,668	260,300
	13,542,519	25,554,214
Property and equipment Intellectual property	263,926 180,750	201,103 542,250
	13,987,195	26,297,567
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	4,534,111	2,821,227

Commitments and contingency
Shareholders' equity
Share capital
Authorized: unlimited
Issued: 43,830,748 (2006 – 41,180,748)	95,234,924	92,759,665
Warrants	3,425,110	5,346,260
Contributed surplus	13,349,801	10,376,962
Deficit	(102,556,751)	(85,006,547)
	9,453,084	23,476,340
	13,987,195	26,297,567

Oncolytics Biotech Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHESIVE LOSS

For the periods ended December 31

	$2008	$2007	$2006	Cumulative from inception on April 2, 1998 to December 31, 2008 $
Revenue
Rights revenue	—	—	—	310,000
	—	—	—	310,000
Expenses
Research and development	13,351,875	12,385,743	11,378,998	74,531,777
Operating	4,311,575	3,826,195	3,630,144	24,837,025
Stock based compensation	64,039	539,156	403,550	4,768,844
Foreign exchange (gain) loss	(68,283)	8,862	35,270	589,427
Amortization – intellectual property	361,500	361,500	361,500	3,434,250
Amortization – property and equipment	48,754	40,714	52,638	497,151
	18,069,460	17,162,170	15,862,100	108,658,474
Loss before the following	18,069,460	17,162,170	15,862,100	108,348,474
Interest income	(519,256)	(1,211,744)	(1,233,809)	(6,534,005)
Gain on sale of BCY LifeSciences Inc.	—	—	—	(299,403)
Loss on sale of Transition Therapeutics Inc.	—	—	—	2,156,685
Loss before income taxes	17,550,204	15,950,426	14,628,291	103,671,751
Future income tax recovery	—	—	—	(1,115,000)
Net loss and comprehensive loss for the period	17,550,204	15,950,426	14,628,291	102,556,751
Basic and diluted loss per share	(0.42)	(0.39)	(0.40)

Oncolytics Biotech Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ended December 31
	$2008	$2007	$2006	Cumulative from inception on April 2, 1998 to December 31, 2008 $
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	(17,550,204)	(15,950,426)	(14,628,291)	(102,556,751)
Add/(deduct) non-cash items
Amortization – intellectual property	361,500	361,500	361,500	3,434,250
Amortization – property and equipment	48,754	40,714	52,638	497,151
Stock based compensation	64,039	539,156	403,550	4,768,844
Other non-cash items	—	—	—	1,383,537
Net change in non-cash working capital	1,787,279	586,964	812,622	4,268,121
Cash used in operating activities	(15,288,632)	(14,422,092)	(12,997,981)	(88,204,848)
INVESTING ACTIVITIES
Acquisition of property and equipment	(111,577)	(92,221)	(35,838)	(813,744)
Purchase of short-term investments	(347,901)	(949,496)	(1,035,427)	(49,416,864)
Redemption of short-term investments	13,000,000	6,573,000	13,808,000	43,151,746
Investment in BCY LifeSciences Inc.	—	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	—	2,532,343
Cash provided by (used in) investing activities	12,540,522	5,531,283	12,736,735	(4,081,917)
FINANCING ACTIVITIES
Proceeds from exercise of stock options and warrants	41,600	51,000	241,400	15,301,068
Proceeds from private placements	—	—	—	38,137,385
Proceeds from public offerings	3,421,309	12,063,394	—	46,278,207
Cash provided by financing activities	3,462,909	12,114,394	241,400	99,716,660
Net increase (decrease) in cash and cash equivalents during the period	714,799	3,223,585	(19,846)	7,429,895
Cash and cash equivalents, beginning of period	6,715,096	3,491,511	3,511,357	—
Cash and cash equivalents, end of period	7,429,895	6,715,096	3,491,511	7,429,895
Cash interest received	769,529	1,392,866	940,100

To view the Company’s Financial Statements and Management’s Discussion and Analysis, please see the Company’s 2008 Annual Filings which will be available on www.sedar.com and www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics please visit www.oncolyticsbiotech.com

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation.  Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2009 and beyond, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs and the Company’s planned expansion of such programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements.  Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, Alberta T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com